UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                      FORM 15

    Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
        Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 033-86068

                      ALLIANCE FARMS COOPERATIVE ASSOCIATION
              (Exact name of registrant as specified in its charter)

                302 Idlewild Street, Yuma, CO 80759; (970) 848-3231
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Class A Common Stock, par value $.01 per share Class B Common Stock, par value $.01 per share Class C Common Stock, par value $.01 per share
             (Title of each class of securities covered by this Form)

                                       None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [ ]       Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)       [ ]       Rule 12h-3(b)(2(i)        [ ]
         Rule 12g-4(a)(2)(i)        [ ]       Rule 12h-3(b)(2)(ii)      [ ]
         Rule 12g-4(a)(2)(ii)       [ ]       Rule 15d-6                [ ]
         Rule 12h-3(b)(1)(i)        [X]

        Approximate number of holders of record as of the certificate or notice date: Forty (40)

         Pursuant to the requirements of the Securities Exchange Act of 1934 Alliance Farms Cooperative Association has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                           ALLIANCE FARMS COOPERATIVE ASSOCIATION

DATE: May 26, 2000
                           By:     /S/ GERALD LEEPER
                            Gerald Leeper, Chairman of the Board and President